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                                                                  EXHIBIT (b)(3)

                [LETTERHEAD OF CORPORATE PROPERTY ASSOCIATES 14
                   INCORPORATED AND CAREY PROPERTY ADVISORS]


                                                                    June 3, 2000

Mr. Steven Lefkowitz
Caxton-Iseman Capital, Inc.
667 Madison Avenue, 5th Floor
New York, NY 10021

Re: Commitment to purchase and leaseback the Buffets, Inc. headquarters facility located in Eagan, Minnesota.

Dear Steve:

         We are pleased to advise Caxton-Iseman Capital, Inc. (together with each of its subsidiaries, "Sponsor") and Big Boy Merger Corporation (together with each of its subsidiaries, the "Company") that Corporate Property Associates 14 Incorporated and/or one of its affiliates or assigns ("CPA:14" or "Lessor") is making a commitment (the "Commitment") to purchase the above-referenced facility (the "Facility") and lease it back to Buffets, Inc. ("Buffets" or "Lessee") subject to and in accordance with the terms of this Commitment.

Transaction:               CPA:14 will purchase the Facility and lease it back
                           to Buffets. The Facility is generally described below:

                           Location                           Square Footage
                           Eagan, MN                          +/- 100,000


Purchase Price:            $20,000,000. In addition to the above amount, W. P.
                           Carey & Co., Inc. ("W.P. Carey") will be paid an acquisition fee by CPA:14 in connection with this Transaction which will be added to the above amount to constitute the Purchase Price.

Purchaser/Lessor:          CPA:14 Incorporated and/or one of its subsidiaries,
                           affiliates or assigns.

Lessee:                    Buffets, Inc.

Lease Guarantor:           A newly formed holding company which shall own all of
                           the issued and outstanding stock in Lessee.

Lease Terms:               The Facility will be leased to Lessee based upon an
                           absolutely net and bondable lease (the "Lease").
                           Lessee will pay maintenance, insurance, taxes and all other


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Mr. Steven Lefkowitz
June 3, 2000
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                           property-related expenses of whatever description.
                           The Lease will contain typical bond lease provisions, which Lessee and Lessor will negotiate in good faith. The initial term shall be twenty (20) years and shall be followed by two, ten-year renewal options. The Lease will be automatically renewed for each renewal period unless Lessee, at least eighteen months before the end of the then current term, provides Lessor with notice that it does not intend to renew the lease at the end of the term.

Rent: The initial annual rent shall be $1,850,000 payable quarterly in advance. At the beginning of the second year, the rent will increase to $2,250,000. At the beginning of the third lease year and every year thereafter, the rent will increase in accordance with the increase in the Consumer Price Index during the prior year.

Mortgage Financing:        CPA:14 contemplates that mortgage financing for the
                           Transaction is available from one or more institutional lenders in an amount equal to $12,500,000. For the purposes of this letter, it is assumed that the mortgage will have a ten-year maturity, a 9.00% interest rate. If there is an increase in the assumed interest rate, the initial
                           Basic Rent shall be increased to reflect any such change in such interest rate or amortization schedule. All such debt shall be non-recourse to CPA:14, and all loan documents shall be subject to CPA:14's approval. Any such mortgage financing shall provide for a Subordination, Non-Disturbance and Attornment Agreement in favor of Lessee. The obligation of CPA:14 to fund the Transaction is not subject to its receipt of mortgage financing.

Commitment Fee:            Upon the acceptance of this Commitment W. P. Carey
                           shall have earned a non-refundable commitment fee of $100,000 payable upon the earlier of (i) closing of the Transaction, or (ii) the Commitment Expiration
                           Date.

Financing Requirements:    As a condition to the obligation of CPA:14 to fund
                           the Transaction, the Company shall have acquired all of the issued and outstanding stock of Lessee (the
                           "Acquisition") and shall have available approximately
                           $535.0 million in loans and equity (plus $20.0 million to be provided by Lessor), which you have advised us are the total funds

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Mr. Steven Lefkowitz
June 3, 2000
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                           needed to finance the Acquisition (the "Financing
                           Sources"), including fees and expenses (which will not exceed $25.0 million), and that such funds are available from the following sources: (i) $310.0 million of borrowings by the Company under a $310.0 Senior Term Loan Facility and $20.0 million Revolving Credit Facility (collectively, the "Credit Facilities") among the Company, Lehman Commercial Paper Inc. ("LCPI"), Fleet National Bank ("Fleet"), and the financial institutions party thereto, (ii) at least $130.0 million equity investment by the Sponsor, other investors selected by it, and management in the Company (the "Equity Investment"),
                           (iii) $15.0 million in mezzanine financing (the "Mezzanine Debt Payment") to be issued by the direct holding company of the Company (the "Parent"), which will, itself, be formed by the Sponsor and to be placed by Credit Suisse First Boston Corporation,
                           (iv) $80.0 million in mezzanine financing (the "Mezzanine Debt-Newco" and together with the Mezzanine Debt-Parent, the "Mezzanine Debt") to be issued by Newco and to be placed by Credit Suisse First Boston Corporation.

Closing Date:              Both parties will use their best efforts to
                           consummate this transaction by the date on which Sponsor or its assignee acquires all of the issued and outstanding capital stock of the Lessee.

Third-Party Reports:       It is understood that Lessor will receive an
                           appraisal acceptable to Lessor which will contain a "leased fee" value of not less than the Purchase
                           Price.

Fees, Expenses, etc.:      Lessee will be responsible for all reasonable fees
                           and expenses related to the Transaction including, but not limited to, environmental and appraisal costs; transfer and recording fees and taxes; title insurance; mortgage legal fees and points, if any, and Lessor's reasonable legal fees and expenses.

Indemnification:           (a) The Sponsor and the Company hereby jointly and
                           severally agree to indemnify and hold harmless W.P.
                           Carey, CPA:14 and their respective affiliates and each of their respective officers, directors, partners, trustees, employees, affiliates, shareholders, advisors, agents, attorneys-in-fact and controlling persons (each an



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Mr. Steven Lefkowitz
June 3, 2000
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                           "indemnified person") from and against any and all
                           losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment, the use of the proceeds from the Transaction, any other transaction related thereto or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for all legal and other expenses reasonably incurred by it in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any lawsuit, investigation, claim or other proceeding relating to any of the foregoing (including, without limitation, in connection with the enforcement of the indemnification obligations set forth herein); provided, however, that no indemnified person shall be entitled to indemnity hereunder in respect of any loss, claim, damage, liability or expense to the extent that it is found by a final, non-appealable judgment of a court of competent jurisdiction that such loss, claim, damage, liability or expense resulted directly from the gross negligence or willful misconduct of such indemnified person. In no event will any indemnified person be liable for consequential damages as a result of any failure to close the Transaction. No indemnified person shall be liable for any damages arising from the use by unauthorized persons of Information or other Materials sent through electronic telecommunications or other information transmission systems that are intercepted by such persons.

                           (b) The Sponsor and Company further agree that, without the prior written consent of CPA 14, which consent will not be unreasonably withheld, neither of them will enter into any settlement of a lawsuit, claim or other proceeding arising out of this Commitment or the transactions contemplated by this Commitment unless such settlement includes an explicit and unconditional release from the party bringing such lawsuit, claim or other proceeding of all indemnified persons.

Expiration of Commitment:  The Commitment shall expire at 5:00 pm, Eastern
                           Standard Time, on June 4, 2000 unless at or prior to such time you



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Mr. Steven Lefkowitz
June 3, 2000
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                           shall previously have executed and returned to CPA 14
                           a copy of this Commitment. If you do execute and deliver to CPA 14 this Commitment, CPA 14 agrees to hold its Commitment available for you until the earlier of (i) the termination of either the Commitment Letter dated June 2, 2000 from LCPI, et al, to the Company and the Sponsor or the agreement to acquire all of the issued and outstanding stock of Lessee, (ii) the consummation of the Acquisition either without the funding of the total funds needed to finance the Acquisition or upon terms any of which differ in any material respect from the terms of the Financing Sources presented to CPA:14 and W. P. Carey & Co., Inc. by the Sponsor, and (iii) 5:00 pm Eastern Standard Time on September 30, 2000. The date and time of expiration of the Commitment is sometimes referred to herein as the "Commitment Expiration Date."

Confidentiality:           This Commitment and the terms and conditions
                           contained herein and therein shall not be disclosed by the Sponsor or the Company to any person or entity
                           (other than the Lessee or such of your and their agents and advisers as need to know and agree to be bound by the provisions of this paragraph and as required by law) without the prior written consent of CPA 14.

Survival:                  The provisions of this Commitment relating to the
                           payment of fees and expenses, indemnification and contribution and confidentiality and the Choice of Law; Jurisdiction; Waivers provision as set forth below will survive the expiration or termination of this Commitment (including any extensions) and the execution and delivery of definitive lease documentation; provided that upon closing of the definitive documentation Sponsor will be released from its indemnification, contribution, expense reimbursement and fee obligations hereunder.

Choice of Law;
Jurisdiction; Waivers      This  Commitment  shall be governed by and construed
                           in accordance with the laws of the State of New York, To the fullest extent permitted by applicable law, the Sponsor and the Company hereby irrevocably submit to the non-exclusive jurisdiction of any New York
                           State court or Federal court sitting in the County of New York in respect




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Mr. Steven Lefkowitz
June 3, 2000
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                           of any suit, action or proceeding arising out of or
                           relating to the provisions of this Commitment and irrevocably agree that all claims in respect of any such suit, action or proceeding may be heard and determined in any such court. The parties hereto hereby waive, to the fullest extent permitted by applicable law, any objection that they may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in any such court, and any claim that any such suit, action proceeding brought in any such court, and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. The parties hereto hereby waive, to the fullest extent permitted by applicable law, any right to trial by jury with respect to any action or proceeding arising out of or relating to this Commitment.

Miscellaneous:             (a) This Commitment may be executed in one or more
                           counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same instrument. Delivery of an executed signature page of this Commitment by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.

                           (b) Neither the Company nor the Sponsor may assign any of their respective rights, or be relieved of any of their respective obligations, without the prior written consent of CPA:14.

                           (c) This Commitment has been and is made solely for the benefit of the parties hereto, the indemnified persons, and their respective successors and assigns, and nothing in this Commitment, expressed or implied, is intended to confer or does confer on any other person or entity any rights or remedies under or by reason of this Commitment or the agreements of the parties contained herein.



         Consummation of the Transaction is conditional upon (i) the execution and delivery of definitive agreements and receipt of real estate documentation, including, title, survey, and zoning, satisfactory to all parties and their respective counsel, (ii) the appraisal referred to above, and (iii) evidence of the consummation of the financing transactions described in the provision titled Financing Requirements in this



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Mr. Steven Lefkowitz
June 3, 2000
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Commitment. Sponsor and Lessee agree and shall cause their respective officers, employees, agents, trustees, etc., not to solicit or encourage, directly or indirectly, in any manner other offers for the Transaction, or negotiate for or otherwise pursue, any transaction similar to the Transaction other than with CPA:14 and/or one of its affiliates, subsidiaries and or assigns.

         We are delighted to be of service in connection with the Transaction and look forward to working together with you to complete the Transaction. This letter shall expire unless executed by all parties no later than June 3, 2000.

                                   Sincerely,

                                   CORPORATE PROPERTY
                                   ASSOCIATES 14 INCORPORATED


                                   By: /s/ Gordon J. Whiting
                                      ----------------------
                                      Gordon J. Whiting
                                      Executive Vice President




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Mr. Steven Lefkowitz
June 3, 2000
Page 8


Accepted this 3rd day of June, 2000

CAXTON-ISEMAN CAPITAL, INC.

By: /s/ Steven M. Lefkowitz
   --------------------------------

Title: Principal
      --------------------------

BIG BOY MERGER CORPORATION

By: /s/ Steven M. Lefkowitz
   --------------------------------

Title: Vice President
      --------------------------